FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                      For the year ended December 31, 2002


                        Commission File Number: 001-12033


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X              Form 40-F
                                 -----                     -----

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                        No  X
                                 -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                        82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a CLIA certified reference laboratory urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of and exposure to tobacco products. In October 2002, NicAlert(TM) received clearance from the U.S. Food and Drug Administration (FDA). Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. In 2002, Nymox was issued an important U.S. patent for the use of statin drugs for the treatment and prevention of Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. The Company filed an Investigational New Drug application with the FDA in 2002, and has begun the Phase I stage U.S. clinical testing of NX-1207 in humans. Nymox also has several other drug candidates and diagnostic technologies in development.









TABLE OF CONTENTS

Corporate Information .........................................................2
Message to Shareholders .......................................................3
Management's Discussion and Analysis..........................................10
Management's Report ..........................................................14
Auditor's Report to the Shareholders .........................................16
Consolidated Balance Sheets ..................................................18
Consolidated Statements of Operations ........................................19
Consolidated Statements of Deficit ...........................................20
Consolidated Statements of Cash Flows.........................................21
Notes to Consolidated Financial Statements ...................................22

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CORPORATE INFORMATION

Directors & Corporate Officers
------------------------------

Paul Averback, M.D., D.A.B.P.       - C.E.O., President and Chairman
Roy M. Wolvin                       - Secretary-Treasurer
Michael Munzar, M.D.                - Medical Director
Jack Gemmell, LL.B.                 - General Counsel and Director
Hans Black, M.D.                    - Director
Michael Sonnenreich, J.D.           - Director
Prof. Walter von Wartburg           - Director

Auditors                            KPMG LLP

Legal Counsel                       Foley & Lardner

Transfer Agent                      Computershare Investor Services

Bankers                             CIBC / Bank of America

Stock Exchange Listings             The NASDAQ Stock Market

Stock Trading Symbol                NASDAQ - NYMX

Operating Facilities                9900 Cavendish Blvd.
                                    St.-Laurent, PQ, Canada H4M 2V2

                                    230 West Passaic St.
                                    Maywood, NJ, USA, 07607

Website                             www.nymox.com

E-mail                              info@nymox.com

Investor Relations                  Sitrick and Company


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MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2002.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease process. We are in the early stages of making the tests available to doctors throughout the U.S. through a medical field force of over 60 medical representatives. The test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

On January 30, Scientists at Nymox announced that a significant new study had underlined the importance of the Company's emerging diagnostic technology for Alzheimer's disease. The independent study involved 150 patients and over 100 physicians from across the U.S. Each patient received an AlzheimAlert(TM) test, and their clinical evolution was subsequently followed by their physician. The AlzheimAlert(TM) test results were independently documented and compared with the diagnosis after up to a year's follow-up. The results demonstrated a high accuracy and usefulness for the AlzheimAlert(TM) test as an aid to physicians.

On March 14, Nymox announced that the Company's AlzheimAlert(TM) urine test will be used in a study on nutrition, cognitive functioning, dementia and Alzheimer's disease being conducted by researchers at the Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University. On April 2, Nymox announced that the company anticipates a positive impact from the change in Medicare policy to authorize coverage for the treatment of Alzheimer's disease. The change was first reported in a front page story in the Sunday, March 31st New York Times. Diseases which are covered under Medicare need to be optimally diagnosed. The same holds true for Alzheimer's disease, but poses considerable problems, which may be alleviated by the use of AlzheimAlert(TM).

On April 16, Nymox announced the publication of a large new national clinical study in Alzheimer's Reports, a peer-reviewed medical journal, providing further confirmation of the accuracy and efficacy of the company's AlzheimAlert(TM) urinary test. The article contained the results of a successful double-blind study involving Alzheimer's disease patients and controls totaling 139 participants from across the U.S. Each patient received an AlzheimAlert(TM) test, and their clinical evolution was subsequently followed by their physician. The AlzheimAlert(TM) test results were independently documented and compared with the diagnosis after up to a year's follow-up. The results demonstrated again the high accuracy and usefulness for the AlzheimAlert(TM) test as an aid to physicians. The findings also confirmed that later stage Alzheimer cases had higher levels on their AlzheimAlert(TM) tests than earlier stage cases. The study was co-authored by Dr. Suzanna Levy of Mount Sinai School of Medicine, New York; Dr. Robert Rush of Bendiner & Schlesinger, New York; and Nymox scientists.

On May 7, scientists from Nymox presented new positive results from clinical studies of the Company's AlzheimAlert(TM) test at the 2002 Annual Scientific Meeting of the American

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Geriatrics Society in Washington DC. The studies demonstrated the accuracy of the AlzheimAlert(TM) test in real clinical situations. The studies showed that AlzheimAlert(TM) levels correlate with the stage of the patient's Alzheimer's disease: patients who had shown clinical signs of Alzheimer's disease for more than a year had significantly higher AlzheimAlert(TM) readings than patients with clinical signs of AD of less than a year, and significantly higher readings than age-matched normal controls. The AlzheimAlert(TM) test was performed on 144 cases of Alzheimer's Disease and non-Alzheimer control cases. All samples were tested in triplicate without knowledge of the clinical diagnosis. Patients with clinical Alzheimer's Disease and symptoms for over one year had average AlzheimAlert(TM) values of 34 units, significantly greater than patients with symptoms of under one year, who had an average value of 25.2 units, and controls (average 14.3 units).

On July 23, Nymox announced that recent scientific studies were providing a significant new link between NTP, the brain protein detected by the Nymox AlzheimAlert(TM) urine test, and key aspects of the Alzheimer's disease process. The studies were conducted at Brown University by Dr. Suzanne de la Monte and colleagues and were presented at the 8th International Conference on Alzheimer's Disease and Related Disorders held in Stockholm, Sweden. In the studies, the role of AD7c-NTP in AD neurodegeneration was characterized in neuronal cells in culture. Dr. de la Monte and colleagues at Brown University examined NTP expression, cell viability, and gene expression. They found that AD7c-NTP, the specific protein measured in the AlzheimAlert(TM) test, was particularly associated with the accumulation of harmful protein complexes in the dying nerve cells associated with the neurodegeneration of AD. Phospho-tau is the main component of neurofibrillary tangles, one of the hallmarks of AD. These new results point to an important connection of NTP to phospho-tau accumulation in Alzheimer's disease.

On July 29, Nymox announced that positive results of a successful clinical study of the Company's AlzheimAlert(TM) test were presented at the 54th Annual Meeting of the American Association for Clinical Chemistry. Michael Munzar MD, the Medical Director of Nymox, presented the paper on the study.

On March 7, Nymox announced results from a highly successful study of its NicAlert(TM) product in children exposed to environmental tobacco smoke (ETS) ("second hand smoke"). ETS is a major health problem associated with lung cancer, respiratory and cardiovascular disease. Exposure to ETS may occur in the home, in the workplace, in social settings and in public places. As a public health measure, NicAlert(TM) is useful for all children to detect important risk such as wheezing, coughing, asthma, allergy, and airway obstruction in association with repeated school absence, and increased physician visits and infections. It is the only quantitative single step test available for ETS exposure. In the study, NicAlert(TM) readings were compared in smokers, non-smokers, adults exposed to second hand smoke, and children with smoking or non-smoking adults in the household. The study found that NicAlert(TM) testing of urine could detect smoke exposure in children with smokers in their homes and distinguish these individuals from those with a smoke-free environment.

On April 4, Nymox announced that NicAlert(TM) can play a role in child custody cases where exposure to second-hand smoke or environmental tobacco smoke (ETS) can affect access,

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visitation and custody rights for smoking parents. In a recent, widely reported decision, New York Supreme Court Justice Robert F. Julian prohibited a mother from smoking in the presence of her 13 year old son because of the detrimental effect of second-hand smoke on the health of children in general. The decision was thought to be a first because, unlike earlier such decisions, the child did not have any pre-existing health condition such as asthma that could be exacerbated by exposure to second-hand smoke.

On April 18, Nymox announced that recently released statistics from the Centers for Disease Control and Prevention (CDC) on the premature deaths caused by smoking in the United States provide smokers with a powerful incentive to quit smoking. Nymox's NicAlert(TM) and NicoMeter(TM) tests for smoking and tobacco product exposure can be of value to smokers willing to quit. The CDC report entitled "Annual Smoking-Attributable Mortality, Years of Potential Life Lost, and Economic Costs -- United States, 1995-1999" (Morbidity and Mortality Weekly Report (MMWR), 51(14): 300-303, April 12, 2002) estimated that smoking caused over 440,000 premature deaths annually from 1995 through 1999 in the United States. The report put the annual health-related economic loss caused by smoking at approximately $157 billion a year. The report reiterated the CDC's long-standing recommendation of the implementation of comprehensive tobacco-control programs in order to reduce smoking and its grim consequences.

On August 15, Nymox announced that its NicAlert(TM) test had been found "to be an invaluable part" of the innovative, on-site tobacco cessation programs run by the Wellness Council of West Virginia that promote tobacco cessation and restriction for employees at their work sites. The Wellness Council of West Virginia runs the Worksite Wellness Tobacco Policy Program under a grant provided by the West Virginia Tobacco Prevention Program. According to Debbie Marion, Program Director of the Worksite Wellness Tobacco Policy Program, they have successfully used NicAlert(TM) on-site in order to provide "a concrete example to individual tobacco users of the presence of nicotine in their bodies." This "in turn makes them more receptive to cessation counseling at that point. In addition, we have found NicAlert to be useful in raising awareness of environmental smoke exposure issues at many sites," said Debbie Marion. "Many of our companies find these demonstrations to be useful in facilitating an atmosphere conducive to tobacco cessation and tobacco restriction implementation. One of our most dramatic examples of the effectiveness of these NicAlert demonstrations is from our experience with one of the largest law firms in our state. As a result of our attendance and NicAlert demonstration at their employee health fair, the company took immediate action to close the employee smoking room. This response was due to a non-smoker's NicAlert(TM) results, and subsequent concerns addressed to management." The Wellness Council said they have been receiving almost daily requests about NicAlert(TM) from other health agencies, businesses and organizations.

New guidelines for the prevention of heart disease and stroke recommend no exposure to tobacco smoke, including ETS (second-hand smoke). The recommendation of no exposure to tobacco smoke contained in the American Heart Association Guidelines for Primary Prevention of Cardiovascular Disease and Stroke: 2002 Update is the latest in a series of research studies and practice guidelines linking second-hand smoke exposure to increased risk of heart disease and stroke. Second-hand smoke is also a known human carcinogen

                                       5
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according to the National Institute of Environmental Health Sciences. In
response to these public health concerns, there has been a growing movement among municipalities and states to ban smoking in the workplace, restaurants and bars and other public places. Physicians should routinely assess, review and document the smoking status of every patient, according to A Clinical Practice Guideline for Treating Tobacco Use and Dependence (JAMA 2000; 283:3244-54) issued by the U.S. Public Health Service and formal policy positions adopted by the American Medical Association, the American Heart Association, the American Academy of Family Physicians, the American Diabetes Association and other medical associations. Studies have shown that a significant percentage of patients at risk do not always truthfully report their smoking status.

On September 12, Nymox announced that the Company is pursing marketing opportunities and initiatives for its products through its new partner, Health4u, an innovative marketing company based in Allschwil near Basel, Switzerland. Health4u is a patient-oriented marketing services company, specializing in innovative approaches to healthcare and quality of life issues (info@health4u.ch; www.health4u.ch). The Managing Partner of Health4u AG is Jorge Wernli, a former senior marketing executive at Ciba-Geigy (Novartis). Nymox and Health4u have developed a website for NicAlert(TM) (www.nicalert.ch) and have launched NicAlert(TM) in Switzerland.

On September 16, Nymox announced that its tobacco exposure test, NicAlert(TM), was used in a nationwide stop-smoking campaign in Switzerland. The Swiss campaign, "let it be," is jointly run by the Swiss Federal Office of Public Health, the Swiss Association for Smoking Prevention, the Swiss League Against Cancer and the Swiss Lung Association. NicAlert(TM) was used to test the winners of a month-long stop-smoking contest that awarded prizes ranging from CHF 500 ($340) to CHF 5000 ($3400) to some of the over 4,000 people who participated.

On September 18, Nymox announced that its NicAlert(TM) test is being used in large studies at the Lung-Center Hirslanden in Zurich, Switzerland. Dr. Karl Klingler from the Lung-Center Hirslanden Zurich, Switzerland, said "Effective smoking cessation and/or reduction is the single most important intervention in medicine to improve public health and reduce healthcare cost. Among the top 10 diseases listed by WHO, lung cancer and COPD (Chronic Obstructive Pulmonary Disease) are strongly related to smoking with increasing incidence in the smoking and non-smoking population". Dr. Klingler added, "Accurate measurement is a key success factor to achieve objectives in an effective way: NicAlert and Nicometer have proven to be cost-effective, easy-to-use point-of care devices on the road to stop and/or reduce the population's exposure to tobacco smoking".

On October 1, Nymox announced that a newly published peer-reviewed independent study reported in the current issue of Nicotine & Tobacco Research found the company's Nicometer(TM) product for tobacco exposure accurate and cost-effective. According to the article, Nymox's Nicometer(TM) is "promising as an inexpensive and rapid method to routinely biochemically confirm smoking status at a clinical visit." The authors describe Nicometer(TM) as "a simple, inexpensive and rapid measure to immediately confirm smoking status in field settings." The authors of the study entitled "The Accuracy of Self-Reported Smoking Status

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Assessed by Cotinine Test Strips" (Nicotine & Tobacco Research 2002; 4: 305-9)
were Donna R. Parker, ScD, and Thomas M Lasater, PhD, Brown University School of Medicine; Richard Windsor, PhD, MPH, George Washington University Medical Center; Jeff Wilkins, MD, Greater Los Angeles VA Healthcare Center, David Upegui, BA, Memorial Hospital of Rhode Island; and James Heimdal, PhD, The Hoffman Heart Institute, Saint Francis Hospital and Medical Center, Hartford, CT. Nicotine & Tobacco Research is the official journal for the Society for Research on Nicotine and Tobacco. The study measured cotinine levels in urine samples from 256 subjects using Nicometer(TM) and gas chromatography. Cotinine is a major metabolite of nicotine widely regarded as the best biochemical marker for tobacco use and exposure. The study found that Nicometer(TM) accurately determined the smoking status of over 97% of the smokers and 95% of the non-smokers at a cutoff of 250 ng/mL. The study also found good agreement between Nicometer(TM) and the considerably more complex, expensive and time-consuming laboratory method of gas chromatography. The study used an earlier version of Nicometer(TM).

On October 17, Nymox announced that an independent study of patients at the University of Pennsylvania Cancer Center Group found that the company's Nicometer(TM) product was "easy to use", "relatively inexpensive", and "a valid method for confirming smoking status." The peer-reviewed study found that the Nicometer(TM) results had an "excellent agreement" with complex laboratory chemical measurements but at a substantially lower cost (over 90% less). In the study, researchers used Nicometer(TM) and gas chromatography/mass spectrometry (GC/MS) to test urine samples given by consecutive new outpatients at the Hospital of the University of Pennsylvania in order to verify self-reported smoking status. Smokers may not always be reliable in reporting smoking status, particularly where they feel strong pressure to quit but are unable to do so. The study found that Nicometer(TM) detected 100% of the self-reported smokers; and over 96% of the non-smokers as well as a number of lung cancer patients who had misrepresented their non-smoking status. Overall, the study found that some 15% of the lung cancer patients had incorrectly reported that they were not smoking. The study was supported by a grant from the American Cancer Society. The study, "Validating a Dipstick Method for Detecting Recent Smoking," was published in the prestigious peer-reviewed journal, Cancer Epidemiology, Biomarkers & Prevention (2002; 11: 1123-1125) and was authored by Peter Gariti of the University of Pennsylvania Cancer Center Group, Philadelphia Veterans Affairs Medical Center and the Univ. of Pennsylvania School of Medicine, David
I. Rosenthal of the M.D. Anderson Cancer Center in Houston, Kathleen Lindell of the University of Pittsburgh and John Hansen-Flaschen, Joseph Shrager, Craig Lipkin, Arthur I. Alterman and Lawrence R. Kaiser of the University of Pennsylvania School of Medicine. Cancer Epidemiology, Biomarkers & Prevention is published by the American Association for Cancer Research.

On October 23, Nymox announced that its NicAlert(TM) product had received clearance from the U. S. Food and Drug Administration (FDA).

On October 25, Nymox announced that it had entered into a new sales and marketing agreement with Mizuho Medy Co. Ltd. of Japan for the non-exclusive marketing and sale of NicAlert(TM) in Japan.

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On December 11, Nymox announced that new studies had demonstrated an expanded role for NicAlert(TM). New multi-center clinical trials showed that NicAlert(TM) accurately identifies and quantifies second-hand smoke exposure. The new studies were performed at Clinical Research Centers of Tennessee, led by Wayne Wells MD, and at West Virginia University, led by Dr. Norman Montalto.

On December 30, Nymox and health4u (Basel, Switzerland) announced the successful conclusion of the first phase of a stop smoking campaign in high school students in Basel. The students are using the NicAlert(TM) test to determine smoking product exposure levels in a competition to reduce their health risk. The initiative is running under the patronage of the Lungenliga beider Basel Association, and involves over 100 students ages 11-16, at the International school "FG-Freies Gymnasium Basel" in Basel, Switzerland. The first test was followed by an intervention meeting orientating the children on smoking exposure consequences and options to reduce or stop smoking. 23% of the children in this group were smokers, and 37% were passive smokers. The Vice-Director Mr. Bear Wyss of the FG- Freies Gymnasium Basel commented: " It is part of our program to make children aware of the consequences of their lifestyle", he said. "Nicalert(TM) is an amazing new technology to measure the cotinine level within 20 minutes with the children's participation. This allows also better buy-in."

During the year, we continued to make significant progress in our several major drug development programs. Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

On January 22, Nymox announced that it had entered into a new sponsored research and licensing agreement with the Rhode Island Hospital Corporation and Brown University. The agreement concerns research in the laboratories of Dr. Suzanne de la Monte and Dr. Jack Wands into the role of neural thread protein (NTP) in the Alzheimer's disease process. One of Nymox's ongoing programs to develop treatments for Alzheimer's disease targets NTP and its role in the extensive brain cell loss associated with Alzheimer's disease.

On March 5, Nymox announced that one of its leading new Alzheimer drug candidates had been highly effective in recent preclinical laboratory studies. The Company's NXD-9062 works in animals by stopping cell damage. The drug candidate has been extensively tested by Nymox scientists in animal models of cell loss where it has been safely tolerated and has been shown to significantly limit the damage. Nymox is developing the compound for human testing.

On July 24, Nymox announced that its U.S. patent application for the use of statin drugs for Alzheimer's disease had been officially allowed. There have been numerous highly publicized studies on the benefit of statin drug use and Alzheimer's disease (see the Wall Street Journal, April 17 and July 18, 2002). Many international authorities believe that statins (a class of cholesterol lowering drugs) offer the best hope yet for controlling Alzheimer's disease.

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On July 31, 2002, Nymox announced that studies presented at the 8th
International Conference on Alzheimer's Disease and Related Disorders in Stockholm, Sweden reported new evidence linking high cholesterol levels with Alzheimer's disease and showing the benefit of statins in lowering the risk of acquiring the fatal illness. Statins are a class of drugs known as HMG CoA reductose inhibitors, which lower cholesterol. The current global market for statin drugs is over $14 billion per year. The relationship between cholesterol and Alzheimer's disease and the potential use of statins as a therapeutic was a major topic at the conference. One epidemiological study of 2,378 participants conducted by Dr. R. Green and colleagues at Boston University School of Medicine found individuals taking statins had a 39 % lower risk of developing Alzheimer's disease. This finding confirmed the data reported in the Archives of Neurology (Wolozin et al., Arch Neurol 2000; 57:1439-43). Another study conducted by Dr.
B. Austen and colleagues at St. George's Hospital Medical School in London found that using statins in cell cultures lowered cholesterol levels and dramatically reduced beta-amyloid production. Beta-amyloid is a constituent of senile plaques, the pathological hallmark of Alzheimer's disease. Many other studies at the Stockholm meeting explored links between cholesterol and Alzheimer's disease and the potential therapeutic uses of statins.

On April 5, Nymox announced that it had entered into a new sponsored research and licensing agreement with the Rhode Island Hospital Corporation at Brown University. The agreement concerns research in the laboratories of Jack R. Wands M.D. into novel cancer markers that have potential application both for the diagnosis and treatment of specific cancers. Dr. Wands is an internationally prominent medical researcher, particularly in the fields of gastroenterology and hepatology. He is the Jeffrey and Kimberly Greenberg - Artemis and Martha Joukowsky Professor in Gastroenterology and Professor of Medical Science at the Brown University School of Medicine and is the Director of the Liver Research Center and Director of the Division of Gastroenterology at Lifespan and Rhode Island Hospital. Dr. Wands is the author of more than 350 publications, the recipient of numerous national and international awards and an inventor of more than 30 patents.

On June 26, Nymox announced that it had filed an Investigational New Drug (IND) application with the FDA for the Company's prostate drug candidate NX-1207. NX-1207 is a prospective drug for the treatment of benign prostatic hyperplasia
(BPH), the common form of prostate enlargement in the aging male population. NX-1207 showed excellent progress in the required pre-clinical studies.

We wish to thank our over 4,000 shareholders for their valued strong support. Nymox is confident that it will meet or surpass its significant milestones, and we welcome the important challenges ahead.


Paul Averback MD
President

March 31, 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)


The following discussion should be read in conjunction with the consolidated financial statements of the Company.


Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company's research and development projects and its product pipeline.


Critical Accounting Policies
----------------------------

In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition
-------------------

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

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The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
---------------------------

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

o    Significant negative industry or economic trends.

No impairment losses were recognized for the periods ended December 31, 2002, 2001 and 2000.

Valuation of Future Income Tax Assets
-------------------------------------

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $7.7 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.


Results of Operations

Revenues
--------

Revenues from sales amounted to $356,162 for the year ended December 31, 2002, compared with $235,288 for the year ended December 31, 2001. The increase is attributable principally to higher sales volumes for NicAlert(TM) (increase of 94%). Interest revenue was $5,586 in 2002 compared to $17,918 in 2001, due to lower average cash balances.

Research and Development
------------------------

Research and development expenditures were $1,706,086 for the year ended December 31, 2002, compared with $1,499,654 for the year ended December 31, 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company's pipeline. In 2002, research tax credits amounted to $16,656 compared to $20,052 in 2001.

Marketing Expenses
------------------

Marketing expenditures were $235,925 for the year ended December 31, 2002, in comparison to expenditures of $343,244 for the year ended December 31, 2001. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses
-----------------------

General and administrative expenses amounted to $1,230,439 for the year ended December 31, 2002, compared with $1,087,326 in the year ended December 31, 2001, due primarily to increased Directors & Officers insurance premiums (increase of 240%).

Foreign Exchange
----------------

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2002 expenses (75% in 2001) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2002 or 2001.

Inflation
---------

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
---------------------

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,583 per month and ongoing research funding payments to a U.S. medical facility totaling $478,750 over the next two years.

Results of Operations
---------------------

Net losses for the period ended December 31, 2002 were $3,422,019, or $0.15 per share, compared to $3,049,504, or $0.14 per share, for the same period in 2001. The weighted, diluted, average number of common shares outstanding for the year ending December 31, 2002 were 22,965,668 compared to 21,995,694 for the same period in 2001.

Financial Position

Liquidity and Capital Resources
-------------------------------

As of December 31, 2002, cash totaled $660,629 and receivables totaled $101,364. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor is committed to purchase up to $5 million of the Corporation's common shares over a twenty-four month period commencing January 2003. As at January 30, 2003, one drawing has been made under this purchase agreement, for total proceeds of $400,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. The Company intends to access financing under this agreement when appropriate to fund its research and development.

During 2002, the Company completed seven private placements and issued 714,574 common shares for total proceeds of $2,995,525. On January 24, 74,074 shares were issued at a price of $4.05 in a private placement for total proceeds of $300,000. On March 18, 195,000 shares were issued at a price of $4.20 in a private placement for total proceeds of $819,000. On June 18, 90,000 shares were issued at a price of $4.00 in a private placement for total proceeds of $360,000. On July 17, 86,000 shares were issued at a price of $4.68 in a private placement for total proceeds of $403,000. On September 9, 91,000 shares were issued at a price of $4.40 in a private placement for total proceeds of $400,400. On November 27, 53,500 shares were issued at a price of $3.75 in a private placement for total proceeds of $200,625. On December 17, 125,000 shares were issued at a price of $4.10 in a private placement for total proceeds of $512,500. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company's cash requirements for the next twelve months.


This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT'S REPORT
-------------------

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Reconciliation to U.S. GAAP is presented in Note 12 to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company's auditors, are appointed by the shareholders. They independently review the Company's system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.



Paul Averback                                      Roy Wolvin
Chief Executive Officer &                          Chief Financial Officer &
President                                          Secretary-Treasurer

February 28, 2003
kpmg


















                 Consolidated Financial Statements of


                 NYMOX PHARMACEUTICAL
                 CORPORATION


                 Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2002 and 2001, we conducted our audits in accordance with United States generally accepted auditing standards and Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.





/s/ KPMG LLP

Chartered Accountants



Montreal, Canada

February 28, 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000




Financial Statements

     Consolidated Balance Sheets...........................................  18

     Consolidated Statements of Operations.................................  19

     Consolidated Statements of Deficit....................................  20

     Consolidated Statements of Cash Flows.................................  21

     Notes to Consolidated Financial Statements............................  22

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

                           December 31, 2002 and 2001
                                 (in US dollars)

============================================================================================
                                                               2002                 2001
--------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                $     660,629        $     488,987
     Accounts receivable                                       101,364               52,459
     Research tax credits receivable                            47,165               30,509
     Inventories                                                53,208               17,567
     Prepaid expenses and deposits                              17,500               55,000
     ---------------------------------------------------------------------------------------
                                                               879,866              644,522

Long-term receivables (note 6)                                  70,000               70,000

Property and equipment (note 3)                                185,293              217,083

Patents and intellectual property (note 4)                   3,223,498            3,154,441

Deferred share issuance costs (note 7 (c))                          -               106,195
--------------------------------------------------------------------------------------------
                                                         $   4,358,657        $   4,192,241
============================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities            $     870,925        $     295,393
     Notes payable (note 5)                                    544,872              396,775
     Deferred revenue                                           55,930               55,325
--------------------------------------------------------------------------------------------
                                                             1,471,727              747,493

Non-controlling interest (note 6)                              800,000              800,000

Shareholders' equity:
     Share capital (note 7)                                 28,407,600           25,376,557
     Warrants and options                                      336,438              336,438
     Additional paid-in capital                                 85,200               85,200
     Deficit                                               (26,742,308)         (23,153,447)
--------------------------------------------------------------------------------------------
                                                             2,086,930            2,644,748

Commitments and contingencies (note 8)
Subsequent events (note 15)
--------------------------------------------------------------------------------------------
                                                         $   4,358,657        $   4,192,241
============================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD Director
---------------------

/s/ Hans Black, MD    Director
---------------------

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

=======================================================================================================
                                                          2002               2001               2000
-------------------------------------------------------------------------------------------------------

Revenues:
     Sales                                           $   356,162        $   235,288        $   157,688
     License fees                                             -              97,403                 -
     Research contracts                                       -              30,000                 -
     Interest                                              5,586             17,918             68,179
-------------------------------------------------------------------------------------------------------
                                                         361,748            380,609            225,867

Expenses:
     Research and development                          1,706,086          1,499,654          2,084,232
     Less research tax credits                           (16,656)           (20,052)           (10,457)
-------------------------------------------------------------------------------------------------------
                                                       1,689,430          1,479,602          2,073,775
     General and administrative                        1,230,439          1,087,326          1,335,500
     Marketing                                           235,925            343,244            363,142
     Cost of sales                                       216,637            131,904             87,450
     Depreciation and amortization                       397,269            381,582            375,810
     Interest and bank charges                            46,967              6,455             14,169
-------------------------------------------------------------------------------------------------------
                                                       3,816,667          3,430,113          4,249,846
     Gain on disposal of property and equipment          (32,900)                -                  -
-------------------------------------------------------------------------------------------------------
                                                       3,783,767          3,430,113          4,249,846

-------------------------------------------------------------------------------------------------------
Net loss                                             $(3,422,019)       $(3,049,504)       $(4,023,979)
=======================================================================================================


-------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (note 10)           $     (0.15)       $     (0.14)       $     (0.19)
-------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

=======================================================================================================
                                                          2002              2001              2000
-------------------------------------------------------------------------------------------------------
Deficit, beginning of year                           $(23,153,447)     $(19,982,999)     $(15,605,816)

Net loss                                               (3,422,019)       (3,049,504)       (4,023,979)

Share issue costs                                        (166,842)         (120,944)         (353,204)

-------------------------------------------------------------------------------------------------------
Deficit, end of year                                 $(26,742,308)     $(23,153,447)     $(19,982,999)
=======================================================================================================

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

============================================================================================================
                                                              2002              2001               2000
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                            $(3,422,019)       $(3,049,504)       $(4,023,979)
     Adjustments for:
         Depreciation of property and equipment               44,710             54,028             53,256
         Amortization of patents and intellectual
           property                                          352,559            327,554            322,554
         (Gain) loss on disposal of property
           and equipment                                     (32,900)               250                  -
         Services paid with common shares                     32,420                  -                  -
         Write-off of note receivable                              -                  -            108,280
         Write-down of deferred share issuance costs         106,195             87,263                  -
     Changes in operating assets and liabilities:
         Accounts receivable                                 (48,905)           (20,942)            16,730
         Research tax credits receivable                     (16,656)           (20,052)            (7,277)
         Inventories                                         (35,641)           (13,242)            (4,325)
         Prepaid expenses and deposits                        37,500             12,500             56,000
         Accounts payable and accrued liabilities            575,532            (28,381)          (380,511)
         Deferred revenue                                        605             55,325                  -
------------------------------------------------------------------------------------------------------------
                                                          (2,406,600)        (2,595,201)        (3,859,272)
Cash flows from financing activities:
     Proceeds from issuance of share capital               2,995,525          2,554,254          5,010,981
     Share issue costs                                      (166,842)           (91,890)          (380,365)
     Proceeds from notes payable                             200,000            396,775            201,993
     Repayment of notes payable                              (51,903)                -            (548,421)
------------------------------------------------------------------------------------------------------------
                                                           2,976,780          2,859,139          4,284,188
Cash flows from investing activities:
     Additions to property and equipment                     (12,919)            (2,687)          (106,497)
     Additions to patent costs                              (418,519)          (337,975)          (275,071)
     Proceeds from disposal of property and equipment         32,900                  -                  -
     Proceeds from collection of notes receivable                  -                  -             73,000
-----------------------------------------------------------------------------------------------------------
                                                            (398,538)          (340,662)          (308,568)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                              171,642            (76,724)           116,348

Cash, beginning of year                                      488,987            565,711            449,363
------------------------------------------------------------------------------------------------------------
Cash, end of year                                        $   660,629        $   488,987        $   565,711
============================================================================================================

Supplemental disclosure to statements of cash flows:
     (a) Interest paid                                   $    46,967        $     6,455        $    14,169
     (b) Non-cash transactions:
              Acquisition of Serex Inc. by issuance
                of common shares and other securities              -                  -           1,319,997
              Amortization of deferred share
                issue costs charged to deficit                     -             29,054             20,220
              Shares issued for services                      32,420                  -                  -
              Additions to patent costs included in
                accounts payable and accrued liabilities
                at year-end                                  174,100                  -                  -
============================================================================================================

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

================================================================================


1.   Business activities:

     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.


2.   Significant accounting policies:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

          Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


2.   Significant accounting policies (continued):

     (b)  Inventories:

          Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost of is determined on the basis of weighted average cost.

     (c)  Property and equipment, patents and intellectual property:

          Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

          ----------------------------------------------------------------------
          Asset                                                     Rate
          ----------------------------------------------------------------------

          Laboratory equipment                                       20%
          Computer equipment                                         20%
          Office equipment and fixtures                              20%
          Intellectual property rights acquired                      10%

          ----------------------------------------------------------------------


          Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years commencing in the year of commercial production of the developed products.

          Management reviews the unamortized balance of property and equipment, patents and intellectual property whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment losses were identified by the Corporation for the years ended December 31, 2002, 2001 and 2000.

     (d)  Revenue recognition:

          The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue.

          Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (d)  Revenue recognition (continued):

          Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

     (e)  Research and development expenditures:

          Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

     (f)  Foreign currency translation:

          The Corporation's measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

          Effective January 1, 2002, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized foreign currency translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The new recommendations also require the disclosure of foreign exchange gains (losses) included in the consolidated statements of operations which, for fiscal 2002, amounted to $3,315 (2001 - $15,910; 2000 - $14,776). The change was adopted retroactively. There was no impact on the Company's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (g)  Stock-based compensation plan:

          Effective January 1, 2002, the Company adopted the new recommendations of the CICA, Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the CICA has not prescribed specific methods, and, therefore, the Company has chosen to use the settlement method of accounting as permitted under the new standard. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

          The new standard requires that the Company disclose the pro forma effect of accounting for all stock-based awards granted during the year ended December 31, 2002 under the fair value-based method (see note 10). In the first year of application, comparative disclosures need not be provided for prior years.

     (h)  Income taxes:

          The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (i)  Earnings per share:

          Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (j)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets.


3.   Property and equipment:

     -------------------------------------------------------------------------------------------------------------------
                                                                                                         2002
     -------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated
                                                                             depreciation             Net book
                                                                Cost       and amortization            value
     -------------------------------------------------------------------------------------------------------------------
     Laboratory equipment                              $      620,576       $     471,662        $     148,914
     Computer equipment                                        73,043              47,807               25,236
     Office equipment and fixtures                             88,949              77,806               11,143

     -------------------------------------------------------------------------------------------------------------------
                                                  $      782,568       $     597,275        $     185,293
     -------------------------------------------------------------------------------------------------------------------


     -------------------------------------------------------------------------------------------------------------------
                                                                                                          2001
     -------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated
                                                                             depreciation             Net book
                                                                Cost       and amortization            value
     -------------------------------------------------------------------------------------------------------------------

     Laboratory equipment                              $      615,656       $     444,049        $     171,607
     Computer equipment                                        73,044              41,497               31,547
     Office equipment and fixtures                             88,949              75,020               13,929

     -------------------------------------------------------------------------------------------------------------------
                                                       $      777,649       $     560,566        $     217,083
     -------------------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

4.   Patents and intellectual property:

     -------------------------------------------------------------------------------------------------------------------
                                                                                                     2002
     -------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated           Net book
                                                            Cost              amortization            value
     -------------------------------------------------------------------------------------------------------------------
     Patent costs                                      $    2,078,996       $     401,486        $   1,677,510
     Intellectual property rights acquired                  2,222,661             676,673            1,545,988

     -------------------------------------------------------------------------------------------------------------------
                                                       $    4,301,657       $   1,078,159        $   3,223,498
     -------------------------------------------------------------------------------------------------------------------


     -------------------------------------------------------------------------------------------------------------------
                                                                                                     2001
     -------------------------------------------------------------------------------------------------------------------

                                                                              Accumulated           Net book
                                                             Cost             amortization            value
     -------------------------------------------------------------------------------------------------------------------

     Patent costs                                      $    1,660,475       $     269,781        $   1,390,694
     Intellectual property rights acquired                  2,219,564             455,817            1,763,747

     -------------------------------------------------------------------------------------------------------------------
                                                       $    3,880,039       $     725,598        $   3,154,441
     -------------------------------------------------------------------------------------------------------------------


5. Notes payable:

     -------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
     -------------------------------------------------------------------------------------------------------------------

     Note payable, bearing interest at the prime rate
       plus 2%, due on or before January 1, 2004                            $      44,872        $      96,775
     Note payable, bearing interest at the prime rate
       plus 2%, due on or before January 1, 2004                                  500,000              300,000

     -------------------------------------------------------------------------------------------------------------------
                                                                            $     544,872        $     396,775
     -------------------------------------------------------------------------------------------------------------------


     During the year, the maturity dates of the notes payable outstanding at December 31, 2001 were extended to the dates referred to above.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

6.   Non-controlling interest:

     Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

     The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.


7. Share capital:

     -------------------------------------------------------------------------------------------------------------------
                                                                                2002                 2001
     -------------------------------------------------------------------------------------------------------------------

     Authorized:
         An unlimited number of common shares

     Issued and outstanding:
         23,020,954 common shares (2001 - 22,297,525 shares)               $   28,407,600       $   25,376,557
     -------------------------------------------------------------------------------------------------------------------


     (a) Changes in the Corporation's outstanding common shares are presented below:

     -------------------------------------------------------------------------------------------------------------------
                                                                                   Shares              Dollars
     -------------------------------------------------------------------------------------------------------------------

         Issued and outstanding, December 31, 2000                             21,377,621      $    22,822,303

         Issue of common shares for cash under private
           placements and common stock purchase
           agreement (b) (c)                                                      811,904            2,236,199

         Issue of common shares pursuant to exercise
           of stock options (e)                                                   108,000              318,055

     -------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2001                                            22,297,525           25,376,557

         Issue of common shares under private
           placements (b)                                                         714,574            2,995,525

         Issued to acquire additional shares of Serex (b)                             932                3,098

         Issued in exchange for services (b)                                        7,923               32,420
     -------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2002                                            23,020,954      $    28,407,600
     -------------------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (b)  Private placements and other:

          In 2002, the Corporation completed private placements for 714,574 common shares and received aggregate proceeds of $2,995,525. In 2001, the Corporation completed private placements for 594,100 common shares and received aggregate proceeds of $1,799,490. The share issue costs related to these placements have been charged against the deficit.

          The Corporation also issued 932 common shares and 574 Series J warrants to purchase additional 5,000 shares of Serex, Inc. that it did not already own. The Corporation now owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005. In addition, the Corporation issued 7,923 common shares for certain services totaling $32,420.

     (c)  Common Stock Purchase Agreement:

          In November 1999, the Corporation and Jaspas Investments Limited ("Jaspas"), a corporation based in the British Virgin Islands, signed a common stock purchase agreement (the "Agreement") that established the terms and conditions for the issuance and purchase of the Corporation's common shares by Jaspas. In general terms, Jaspas was committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period.

          The Agreement established what was referred to by the parties as an equity drawdown facility. On a monthly basis, the Corporation requested, at its discretion, a drawdown on the facility subject to a formula, based on the average stock price and average trading volume, that sets the maximum amount for any given draw. At the end of a 22-day trading period following the drawdown request, the amount of money that Jaspas provided to the Corporation and the number of shares that the Corporation issued was settled based on the formula using the average daily share price for each of the 22 trading days. Jaspas received a 6% discount on the market price determined for the 22-day trading period, and the Corporation received the settled amount less a 3% placement fee payable to the placement agents.

          In 2002, the Corporation did not make any drawdowns under this facility. In 2001, the Corporation issued 217,804 common shares and raised $436,709 under this facility.

          The gross fees related to this transaction amounted to $242,732. These costs were initially accounted for as deferred share issuance costs to be amortized over the thirty-month drawdown period. Amortization was calculated for each drawdown based on the percentage of the actual drawdown over the total facility. In 2002, the Corporation amortized nil (2001 - $29,054) deferred share issuance costs to the deficit related to drawdowns in the year. In addition, the Corporation wrote off against earnings deferred share issuance costs in the amount of $106,195 (2001 - $87,263) for the portion of the facility that was not utilized by the Corporation. The facility expired in January 2003.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (d)  Warrants:

          The Corporation has issued the following warrants to purchase common shares:

     -----------------------------------------------------------------------------------------------------------------
                   Exercise                                           Outstanding at
                  price per                    Exercised                December 31,
     Warrants         share       Issued         to date    Expired             2002                Expiry
     -----------------------------------------------------------------------------------------------------------------
     Series E        $ 4.53      200,000              -          -           200,000       November 30, 2004
     Series F        $ 4.06      160,000              -          -           160,000       November 30, 2004
     Series G        $ 3.70      115,662              -          -           115,662         January 8, 2005
     Series H        $ 9.38       66,667              -          -            66,667           March 6, 2004
     Series I        $ 7.81       26,667              -          -            26,667           March 6, 2004
     Series J        $ 3.70       42,864              -          -            42,864           July 31, 2005
     Series K        $ 2.06      100,000              -          -           100,000           March 6, 2003

     -----------------------------------------------------------------------------------------------------------------
                     $ 4.47      711,860              -          -           711,860
     -----------------------------------------------------------------------------------------------------------------


     (e)  Stock options:

          The Corporation has established a stock option plan (the "Plan") for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (e)  Stock options (continued):

          Changes in outstanding options were as follows for the last two fiscal periods:

     ------------------------------------------------------------------------------------------------------------
                                                                                          Weighted average
                                                                               Number       exercise price
     ------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2000                                             1,639,500        $        4.54

     Granted                                                                  413,500                 3.78

     Exercised                                                               (108,000)                2.95

     Expired                                                                 (265,000)                4.04

     Cancelled                                                                (40,000)                3.70

     ------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2001                                             1,640,000                 4.51

     Granted                                                                   20,000                 4.45

     Expired                                                                   (6,000)                3.30

     ------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2002                                             1,654,000        $        4.51
     ------------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (e)  Stock options (continued):

          At December 31, 2002, options outstanding and exercisable were as follows:

----------------------------------------------------------------------------------------------------------------------
           Options outstanding      Options exercisable       Exercise price per share             Expiry date
----------------------------------------------------------------------------------------------------------------------
                20,000                         20,000                       $     6.93      September 12, 2003
                10,000                         10,000                             2.25          April 13, 2004
                 5,000                          5,000                             9.53          April 13, 2004
                 5,000                          5,000                             6.79          April 13, 2004
                40,000                         40,000                             6.93          April 13, 2004
                 5,000                          5,000                             6.24          April 13, 2004
               210,000                        210,000                             2.25        January 17, 2006
                10,000                         10,000                             9.53        January 17, 2006
                10,000                         10,000                             6.79        January 17, 2006
                20,000                         20,000                             6.93        January 17, 2006
               100,000                        100,000                             7.97          April 30, 2006
                10,000                         10,000                            11.60         August 13, 2006
                10,000                         10,000                             6.24         August 13, 2006
                30,000                         30,000                             6.93         August 13, 2006
                 5,000                          5,000                             6.24        October 31, 2007
                40,000                         40,000                             6.93        October 31, 2007
                 9,000                          9,000                             6.41       December 19, 2007
               100,000                        100,000                             4.85        November 9, 2008
                50,000                         50,000                             6.93        January 22, 2009
                 2,000                          2,000                             6.41          March 23, 2009
                67,000                         67,000                             3.12            May 13, 2009
                75,000                         75,000                             3.12            June 1, 2009
               253,500                        253,500                             3.88             May 1, 2010
                50,000                         20,000                             6.93             May 1, 2010
                10,000                         10,000                             4.70           June 15, 2010
                10,000                         10,000                             3.50           July 13, 2010
                 2,000                          2,000                             4.00           July 13, 2010
                10,000                         10,000                             3.20         August 14, 2010
                 5,000                          5,000                             3.15         August 16, 2010
                50,000                         50,000                             3.90         August 25, 2010
                10,000                         10,000                             2.21        January 16, 2011
                70,500                         70,500                             1.93          April 23, 2011
                 2,000                          2,000                             3.75         October 1, 2011
               100,000                         40,000                             4.00        November 1, 2011
                 3,000                          3,000                             4.20        November 9, 2011
               225,000                        150,000                             4.33       November 13, 2011
                20,000                         20,000                             4.45         August 25, 2012

----------------------------------------------------------------------------------------------------------------------
             1,654,000                      1,489,000                       $     4.51
----------------------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

8.   Commitments and contingencies:

     (a)  Operating leases:

          Minimum lease payments under operating leases for the Corporation's premises for the next three years are as follows:

     ------------------------------------------------------------------------------------------------------------
     2003                                                                                    $     175,000
     2004                                                                                          175,000
     2005                                                                                           69,000

     ------------------------------------------------------------------------------------------------------------
                                                                                             $     419,000
     ------------------------------------------------------------------------------------------------------------


     (b)  Research funding agreement:

          The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $479,000 in the next two years as follows:

     ------------------------------------------------------------------------------------------------------------
     2003                                                                                    $     249,000
     2004                                                                                          230,000

     ------------------------------------------------------------------------------------------------------------
                                                                                             $     479,000
     ------------------------------------------------------------------------------------------------------------


          Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

     (c)  Contingencies:

          Litigation:
          ----------

          In December 2000, an investment company served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a private placement that was finalized in March 2000 and to damages of $4 million for lost opportunity to sell these shares. The Corporation believes that the company's interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

8.   Commitments and contingencies (continued):

     (c)  Contingencies (continued):

          Demand for arbitration:
          ----------------------

          In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously.


9.   Income taxes:

     Details of the components of income taxes are as follows:

     --------------------------------------------------------------------------------------------------------------
                                                           2002                 2001                 2000
     --------------------------------------------------------------------------------------------------------------
     Loss before income taxes:
         Canadian operations                         $    (2,660,160)       $  (2,257,157)       $  (2,558,476)
         U.S. operations                                    (761,859)            (792,347)          (1,465,503)
     --------------------------------------------------------------------------------------------------------------
                                                          (3,422,019)          (3,049,504)          (4,023,979)

     Basic income tax rate                                        35%                 37%                  38%

     --------------------------------------------------------------------------------------------------------------
     Income tax recovery at statutory rates               (1,203,000)          (1,128,000)          (1,529,000)

     Adjustments in income taxes resulting from:
         Non-recognition of losses and other
           unclaimed deductions                            1,203,000            1,128,000            1,529,000

     --------------------------------------------------------------------------------------------------------------
     Income taxes                                    $            -         $          -         $          -
     --------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

9.   Income taxes (continued):

     The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

     ----------------------------------------------------------------------------------------------------------------
                                                                                2002                 2001
     ----------------------------------------------------------------------------------------------------------------
     Future tax assets:
         Non-capital losses                                                 $   7,265,000        $   6,300,000
         Scientific research and experimental development
           expenditures                                                           675,000              600,000
         Investment tax credits, net                                              290,000              250,000
         Property and equipment                                                   113,000                   -
         Share issue costs                                                        115,000              135,000
     ----------------------------------------------------------------------------------------------------------------
                                                                                8,458,000            7,285,000

         Less valuation allowance                                              (7,753,000)          (6,485,000)
     ----------------------------------------------------------------------------------------------------------------
                                                                                  705,000              800,000
     Future tax liabilities:
         Intellectual property rights                                            (485,000)            (560,000)
         Foreign exchange gains                                                  (220,000)            (240,000)
     ----------------------------------------------------------------------------------------------------------------
                                                                                 (705,000)            (800,000)

     ----------------------------------------------------------------------------------------------------------------
     Net future tax asset                                                   $          -         $          -
     ----------------------------------------------------------------------------------------------------------------

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

9.   Income taxes (continued):

     The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years' taxable income. These expire as follows:

     ------------------------------------------------------------------------------------------------------------------
                                                                             Federal           Provincial
     ------------------------------------------------------------------------------------------------------------------
     Non-capital losses:
         2003                                                               $   1,260,000        $     800,000
         2004                                                                   1,385,000              685,000
         2005                                                                   1,960,000            1,965,000
         2006                                                                   2,232,000            2,232,000
         2007                                                                   2,648,000            2,648,000
         2008                                                                   1,925,000            1,925,000
         2009                                                                   2,363,000            2,342,000

     Scientific research and development expenditures:
         (Indefinitely)                                                         1,714,000            3,274,000

     ------------------------------------------------------------------------------------------------------------------


     The Corporation also has investment tax credits available in the amount of approximately $435,000 to reduce future years' federal taxes payable. These credits expire as follows:

     ------------------------------------------------------------------------------------------------------------------

     2005                                                                                        $      25,000
     2006                                                                                              184,000
     2007                                                                                               98,000
     2008                                                                                                3,000
     2009                                                                                                8,000
     2010                                                                                               32,000
     2011                                                                                               50,000
     2012                                                                                               35,000

     ------------------------------------------------------------------------------------------------------------------
                                                                                                 $     435,000
     ------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

9.   Income taxes (continued):

     In addition, the Corporation's US subsidiaries have losses carried forward of approximately $8,790,000 which expire as follows:

     --------------------------------------------------------------------------------------------------------------------
     2010                                                                                        $      50,000
     2011                                                                                            1,035,000
     2012                                                                                            1,933,000
     2018                                                                                            2,782,000
     2019                                                                                            1,078,000
     2020                                                                                              812,000
     2021                                                                                              664,000
     2022                                                                                              436,000
     --------------------------------------------------------------------------------------------------------------------
                                                                                                 $   8,790,000
     --------------------------------------------------------------------------------------------------------------------

10.  Earnings per share:

     (a)  Basic and diluted earnings per share:

          A reconciliation between basic and diluted earnings per share is as follows:

     ----------------------------------------------------------------------------------------------------------------
                                                            2002                 2001                 2000
     ----------------------------------------------------------------------------------------------------------------

     Basic:
          Basic weighted average number of
            common shares outstanding                 22,651,639           21,873,966           20,890,735
     ----------------------------------------------------------------------------------------------------------------

          Basic loss per share                     $       (0.15)       $       (0.14)        $      (0.19)
     ----------------------------------------------------------------------------------------------------------------

     Diluted:
          Basic weighted average number
            of common shares outstanding              22,651,639           21,873,966           20,890,735
          Plus impact of stock options and
            warrants (1)                                 314,029              121,728              239,551

     ----------------------------------------------------------------------------------------------------------------
          Diluted common shares                       22,965,668           21,995,694           21,130,286
     ----------------------------------------------------------------------------------------------------------------

          Diluted loss per share                   $       (0.15)       $       (0.14)        $      (0.19)
     ----------------------------------------------------------------------------------------------------------------


(1) The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2002, 2001 and 2000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

10.  Earnings per share (continued):

     (a)  Basic and diluted earnings per share (continued):

          Excluded from the above calculations are 1,186,500 stock options and 453,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2001 - 760,500 options and 293,334 warrants; 2000 - 507,500 options and 135,624 warrants).

     (b)  Stock-based compensation:

          If the fair value-based accounting method under Handbook Section 3870 had been used to account for stock-based compensation costs relating to exempt options and warrants issued to employees during the year ended December 31, 2002, the net loss and related loss per share figures would be as follows:

     -----------------------------------------------------------------------------------------------------------
     Reported net loss                                                                       $  (3,422,019)
     Pro forma adjustments to compensation expense                                                 (53,200)

     -----------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                                      $  (3,475,219)
     -----------------------------------------------------------------------------------------------------------

     Pro forma loss per share:
          Basic                                                                              $      (0.15)
          Diluted                                                                                   (0.15)

     -----------------------------------------------------------------------------------------------------------


     The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

     -----------------------------------------------------------------------------------------------------------

     Risk free interest rate                                                                         4.49%
     Expected volatility                                                                               54%
     Expected life in years                                                                              5
     Expected dividend yield                                                                            -

     -----------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

10.  Earnings per share (continued):

     (b)  Stock-based compensation:

          The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2002:

     ---------------------------------------------------------------------------------------------------------
                                                                                                  Weighted
                                                                                                   average
                                                                                                grant-date
                                                                            Number of           fair value
                                                                              options            per share
     ---------------------------------------------------------------------------------------------------------
     Exercise price per share equal to market price per share                  20,000        $        4.45
     ---------------------------------------------------------------------------------------------------------


          Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.


11.  Financial instruments:

     (a)  Foreign currency risk management:

          Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation's expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation's operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

     (b)  Fair value disclosure:

          Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

          The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

11.  Financial instruments (continued):

     (c)  Credit risk:

          Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

     (d)  Interest rate risk:

          The Company's exposure to interest rate risk is as follows:

     -----------------------------------------------------------------------

     Cash                                         Fixed interest rate
     Notes payable                             Floating interest rate

     -----------------------------------------------------------------------


12.  Canadian/U.S. Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

     ---------------------------------------------------------------------------------------------------------
                                                          2002              2001                 2000
     ---------------------------------------------------------------------------------------------------------
     Net loss, Canadian GAAP                        $    (3,422,019)    $  (3,049,504)       $  (4,023,979)

     Adjustments:
          Amortization of patents (i)                         9,410             9,411                9,361
          Stock-based compensation - options
            granted to non-employees (ii)                   (41,140)          (55,040)            (257,690)

     ---------------------------------------------------------------------------------------------------------
     Net loss, U.S. GAAP                            $    (3,453,749)    $  (3,095,133)       $  (4,272,308)
     ---------------------------------------------------------------------------------------------------------

     Loss per share, U.S. GAAP                      $        (0.15)     $      (0.14)        $      (0.20)
     ---------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

     --------------------------------------------------------------------------------------------------------
                                                               2002              2001                 2000
     --------------------------------------------------------------------------------------------------------
     Shareholders' equity, Canadian GAAP              $   2,086,930     $   2,644,748        $   3,260,942

     Adjustments:
          Amortization of patents (i)                      (129,125)         (138,535)            (147,946)
          Stock-based compensation - options
            granted to non-employees (ii):
              Cumulative compensation expense            (1,301,723)       (1,260,583)          (1,205,543)
              Additional paid-in capital                  1,354,286         1,313,146            1,258,106
          Change in reporting currency (iii)                (62,672)          (62,672)             (62,672)
     --------------------------------------------------------------------------------------------------------
                                                           (139,234)         (148,644)            (158,055)

     --------------------------------------------------------------------------------------------------------
     Shareholders' equity, U.S. GAAP                  $   1,947,696     $   2,496,104        $   3,102,887
     --------------------------------------------------------------------------------------------------------


(i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, patents are amortized commencing in the year of commercial production of the developed products.

(ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

(iii) Change in reporting currency:

      The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (c)  Consolidated comprehensive income:

          FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss, US GAAP, required to reconcile to the comprehensive loss.

     (d)  Other disclosures required by United States GAAP:

          (1)  Development stage company:

               The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures are provided:

     ---------------------------------------------------------------------------------------------------
                                                                      Cumulative           Cumulative
                                                               since the date of    since the date of
                                                                    inception of         inception of
                                                                 the Corporation      the Corporation
                                                                 to December 31,      to December 31,
                                                                            2002                 2001
     ---------------------------------------------------------------------------------------------------
     Revenues:
         Sales                                                    $    1,024,226      $       668,064
         Interest revenue                                                507,654              502,068
         License revenue                                                  97,403               97,403
         Research contract                                                30,000               30,000

     Expenses:
         Gross research and development expenditures                  12,750,790           11,044,704
         Other expenses                                               15,490,300           13,395,963

     Cash inflows (outflows):
         Operating activities                                        (24,027,858)         (21,588,838)
         Investing activities                                         (1,179,834)            (778,198)
         Financing activities                                         27,308,740           24,296,442

     ---------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued): (1) Development stage company (continued):

          The statement of shareholders' equity since date of inception is presented below:

-----------------------------------------------------------------------------------------------------------
                                                                 Additional
-----------------------------------------------------------------------------------------------------------
                                    Number of        Consi-      paid-in    Accumulated
                                       shares      deration      capital        deficit          Total
-----------------------------------------------------------------------------------------------------------
Year ended July 31, 1990:
    Common shares issued            2,500,000     $ 172,414    $       -     $        -    $   172,414
    Net loss                                -             -            -       (109,241)      (109,241)
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1990          2,500,000       172,414            -       (109,241)        63,173

Year ended July 31, 1991:
    Net loss                                -             -            -        (21,588)       (21,588)
    Cumulative translation adjustment       -          1,499           -           (950)           549
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1991          2,500,000       173,913            -       (131,779)        42,134

Year ended July 31, 1992:
    Common shares issued                9,375        31,468            -              -         31,468
    Net loss                                -             -            -        (45,555)       (45,555)
    Cumulative translation adjustment       -        (6,086)           -          5,598           (488)
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1992          2,509,375       199,295            -       (171,736)        27,559

Year ended July 31, 1993:
    Common shares issued              201,250       159,944            -              -        159,944
    Common shares cancelled          (500,000)            -            -              -              -
    Net loss                                -             -            -        (38,894)       (38,894)
    Cumulative translation adjustment       -       (13,994)           -         12,830         (1,164)
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1993          2,210,625       345,245            -       (197,800)       147,445

Year ended July 31, 1994:
    Common shares issued                2,500         7,233            -              -          7,233
    Net loss                                -             -            -        (53,225)       (53,225)
    Cumulative translation adjustment       -       (25,173)           -         15,808         (9,365)
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1994          2,213,125       327,305            -       (235,217)        92,088

Year ended July 31, 1995:
    Common shares issued               78,078       303,380            -              -        303,380
    Net loss                                -             -            -       (285,910)      (285,910)
    Cumulative translation adjustment       -         5,196            -         (7,221)        (2,025)
-----------------------------------------------------------------------------------------------------------
    Balance, July 31, 1995          2,291,203       635,881            -       (528,348)       107,533

Period ended December 31, 1995:
    Adjustment necessary to
      increase the number of
      common shares                12,708,797             -            -              -              -
-----------------------------------------------------------------------------------------------------------
    Adjusted number of
      common shares                15,000,000       635,881            -       (528,348)       107,533
    Common shares issued            2,047,082     2,997,284            -              -      2,997,284
    Net loss                                -             -            -     (1,194,226)    (1,194,226)
    Share issue costs                       -      (153,810)           -              -       (153,810)
    Cumulative translation adjustment       -         2,858            -         (6,328)        (3,470)
-----------------------------------------------------------------------------------------------------------
    Balance, December 31, 1995
      carried forward              17,047,082     3,482,213            -     (1,728,902)     1,753,311


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued): (1) Development stage company (continued):

          The statement of shareholders' equity since date of inception is presented below (continued):

----------------------------------------------------------------------------------------------------------------------------
                                                                      Additional
----------------------------------------------------------------------------------------------------------------------------
                                            Number of        Consi-      paid-in    Accumulated
                                               shares      deration      capital        deficit          Total
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1995
                brought forward            17,047,082     $3,482,213   $       -    $(1,728,902)      $ 1,753,311

              Year ended December 31, 1996:
              Common shares issued            882,300      3,852,364           -              -         3,852,364
              Net loss                              -              -           -     (3,175,587)       (3,175,587)
              Share issue costs                     -       (170,699)          -              -          (170,699)
              Stock-based compensation              -              -     434,145              -           434,145
              Cumulative translation adjustment     -        (16,769)     (2,217)        24,544             5,558
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1996   17,929,382      7,147,109     431,928     (4,879,945)        2,699,092

              Year ended December 31, 1997:
              Common shares issued            703,491      3,180,666           -              -         3,180,666
              Net loss                              -              -           -     (3,755,409)       (3,755,409)
              Share issue costs                     -       (161,482)          -              -          (161,482)
              Capital stock subscription            -        352,324           -              -           352,324
              Stock-based compensation              -              -     108,350              -           108,350
              Cumulative translation adjustment     -       (299,275)    (21,578)       325,364             4,511
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1997   18,632,873     10,219,342     518,700     (8,309,990)        2,428,052

              Year ended December 31, 1998:
              Common shares issued          1,095,031      5,644,638           -              -         5,644,638
              Net loss                              -              -           -     (4,979,562)       (4,979,562)
              Share issue costs                     -        (54,131)          -              -           (54,131)
              Stock-based compensation              -              -     274,088              -           274,088
              Cumulative translation adjustment     -       (685,156)    (43,750)       720,173            (8,733)
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1998   19,727,904     15,124,693     749,038    (12,569,379)        3,304,352

              Year ended December 31, 1999:
              Common shares issued            275,900        969,253           -              -           969,253
              Net loss                              -              -           -     (3,409,166)       (3,409,166)
              Share issue costs                     -        (35,041)          -              -           (35,041)
              Stock-based compensation              -              -     198,815              -           198,815
              Cumulative translation adjustment     -        943,133      52,563       (884,178)          111,518
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1999   20,003,804     17,002,038   1,000,416    (16,862,723)        1,139,731

              Year ended December 31, 2000:
              Common shares issued          1,373,817      5,909,340           -              -         5,909,340
              Warrants and options                  -        421,638           -              -           421,638
              Net loss                              -              -           -     (4,272,308)       (4,272,308)
              Share issue costs                     -       (353,204)          -              -          (353,204)
              Stock-based compensation              -              -     257,690              -           257,690
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 2000
                carried forward            21,377,621     22,979,812   1,258,106    (21,135,031)        3,102,887


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (d) Other disclosures required by United States GAAP (continued): (1) Development stage company (continued):

          The statement of shareholders' equity since date of inception is presented below (continued):

----------------------------------------------------------------------------------------------------------------------------
                                                                      Additional
----------------------------------------------------------------------------------------------------------------------------
                                            Number of        Consi-      paid-in    Accumulated
                                               shares      deration      capital        deficit          Total
----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 2000
                brought forward            21,377,621     $22,979,812  $1,258,106   $(21,135,031)    $ 3,102,887

              Year ended December 31, 2001:
              Common shares issued            919,904       2,554,254           -              -       2,554,254
              Net loss                              -               -           -     (3,095,133)     (3,095,133)
              Share issue costs                     -        (120,944)          -              -        (120,944)
              Stock-based compensation              -               -      55,040              -          55,040

----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 2001   22,297,525      25,413,122   1,313,146    (24,230,164)      2,496,104

              Year ended December 31, 2002:
              Common shares issued            723,429       3,031,043           -              -       3,031,043
              Net loss                              -               -           -     (3,453,749)     (3,453,749)
              Share issue costs                     -        (166,842)          -              -        (166,842)
              Stock-based compensation              -               -      41,140              -          41,140

----------------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 2002   23,020,954     $28,277,323  $1,354,286   $(27,683,913)    $ 1,947,696
----------------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (d)  Other disclosures required by United States GAAP (continued):

          (2)  Stock-based compensation:

               For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation's net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

     --------------------------------------------------------------------------------------------------------------
                                                        2002              2001              2000
     --------------------------------------------------------------------------------------------------------------
     Net loss         As reported    (US GAAP)      $  (3,453,749)  $    (3,095,133)   $   (4,272,308)
                      Deduct: stock-based
                        employee
                        compensation cost,
                        net of taxes of nil,
                        under SFAS 123                   (221,500)         (251,969)       (1,612,611)

     --------------------------------------------------------------------------------------------------------------
                      Pro-forma                     $  (3,675,249)  $    (3,347,102)   $   (5,884,919)
     --------------------------------------------------------------------------------------------------------------

     Loss per share   As reported    (US GAAP)      $       (0.15)  $         (0.14)   $        (0.20)
                      Pro-forma                             (0.16)            (0.15)            (0.28)

     --------------------------------------------------------------------------------------------------------------


               The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.49% (2001 - 5.49%; 2000 - 5.50%), dividend yield of 0%, expected volatility of 54% (2001 - 163%; 2000 - 80%), and
               expected life of 5 years.

     (e)  Recent accounting pronouncements:

          In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Corporation's fiscal year beginning January 1, 2003. The Corporation does not expect SFAS No. 143 to have an impact on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

12.  Canadian/U.S. Reporting Differences (continued):

     (e)  Recent accounting pronouncements (continued):

          In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 145 and 146 will be effective for the Corporation's fiscal year beginning January 1, 2003. The Corporation does not expect SFAS No. 145 and 146 to have a material impact on its financial statements.


13.  Segment disclosures:

     The Corporation operates in one reporting segment - the research and development of products for the treatment of Alzheimer's and other diseases. Geographic segment information is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                        United
                                                                                   Canada               States
-------------------------------------------------------------------------------------------------------------------------
     Revenues:
         2002                                                               $       6,327        $     355,421
         2001                                                                     145,501              235,108
         2000                                                                      68,179              157,688

     Net loss:
         2002                                                                  (2,660,160)            (761,859)
         2001                                                                  (2,257,157)            (792,347)
         2000                                                                  (2,558,476)          (1,465,503)

     Property and equipment, patents and intellectual property:
         2002                                                                   3,102,806              305,985
         2001                                                                   3,086,869              284,655

     Total assets:
         2002                                                                   3,791,072              567,585
         2001                                                                   3,629,455              562,786

-------------------------------------------------------------------------------------------------------------------------


NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

13.  Segment disclosures (continued):

     Major customers:

     Customers that accounted for greater than 10% of revenues in 2002 and 2001 were as follows:

----------------------------------------------------------------------------
                                                       2002        2001
----------------------------------------------------------------------------

     Customer A                                        33%          N/A
     Customer B                                        21%          N/A
     Customer C                                        11%          N/A
     Customer D                                        N/A          26%

----------------------------------------------------------------------------


     In 2000, no single customer accounted for more than 10% of revenues.


14.  Comparative figures:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.


15.  Subsequent events:

     (a)  Common Stock Private Purchase Agreement:

          In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the purchaser to purchase up to $5 million of common shares over a twenty-four-month period based on notices given by the Corporation.

          The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $3 million of common shares under the agreement.

          In February 2003, the Corporation issued 107,382 common shares to the Purchaser for aggregate proceeds of $400,000 under this agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------

15.  Subsequent events (continued):

     (b)  Exercise of warrants:

          In February 2003, the Corporation issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

     (c)  Repayment of notes payable:

          In February 2003, the Corporation repaid $200,000 of notes payable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NYMOX PHARMACEUTICAL CORPORATION
                                       (Registrant)



                                       By:  /s/ Paul Averback
                                       Paul Averback
                                       President and Chief Executive Officer




Date: March 31, 2003